FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 26th ,2005

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles S.A. appointment of new Director.

NOTIFICATION OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, July 26, 2005

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that, the Board of Directors of TELEFÓNICA MÓVILES, S.A., S.A., has today decided to accept the resignation as member of the Board of Directors of Mr. Fernando Xavier Ferreira, and has designated Mr. Enrique Corominas Vila as new member of the Board of Directors (by cooptation procedure). The Board of Directors has also appointed Mr. Corominas as Vicepresident of the Board of Directos and member of the Delegate Committee of the Board.

Likewise, the Board of Directors has designated the independent Director, Mr. Alfonso Merry del Val Gracie as new member of the Audit Committee, as a consequence of the resignation of Mr. Jose Maria Alvarez Pallete as member of this Committee. Mr. Pallete will remain as member of the Board of Directors.

And to serve as a record for the relevant purposes this notification has been issued at the place and date indicated above.

Mr. Antonio Hornedo Muguiro.

General Counsel of

Telefónica Móviles, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: July 26, 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel